SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 16)*

                      Katy Industries, Inc.
                        (Name of Issuer)

           Common Stock, One Dollar ($1.00) par value
                 (Title of Class of Securities)

                            486026107
                         (CUSIP Number)

                     Philip E. Johnson, Esq.
               Bennington, Johnson, Ruttum & Reeve
                   370 17th Street, Suite 2480
                     Denver, Colorado 80202
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 19, 1994
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                        Page 1 of 4 Pages

                        AMENDMENT NO. 16
                         TO SCHEDULE 13D

          This statement relates to the Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc. (the "Company"). This statement is being filed in accordance with
Item 101(a)(2)(i) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR").

          This amended statement on Schedule 13D is jointly filed by Denis H. Carroll, Philip E. Johnson, Wallace E. Carroll, Jr., Lelia Carroll, The Wallace E. Carroll Trust U/A Dated 2/1/54 F/B/O Lelia Carroll (the "LC '54 Trust"), The Lelia H. Carroll Trust U/A Dated 3/1/55 F/B/O Lelia Carroll (the "LC '55 Trust"), The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants (the "WEC Jr. '57 Trust"), The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Denis H. Carroll and his descendants (the "DHC '57 Trust"), The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Lelia Carroll and her descendants (the "LC '57 Trust"), The Wallace E. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants (the "WEC Jr. '58 Trust"), The Wallace E. Carroll Trust U/A Dated 5/1/58 F/B/O Denis H. Carroll and his descendants (the "DHC '58 Trust"), The Wallace E. Carroll Trust U/A Dated 5/1/58 F/B/O Lelia Carroll and her descendants (the "LC '58 Trust"), The Lelia
H. Carroll Trust U/A Dated 7/12/62 (the "'62 Trust"), The
Wallace E. Carroll Trust U/A Dated 1/20/61 (the "'61 Trust"), The Wallace E. and Lelia H. Carroll Trust U/A Dated 12/15/78 (the "'78 Trust"), The Wallace E. Carroll, Jr. Trust Number 1 U/A Dated 12/30/76 (the "'76 Trust Number 1"), The Wallace E. Carroll, Jr. Trust Number 2 U/A Dated 12/30/76 (the "'76 Trust Number 2"), CRL, Inc., a Delaware corporation ("CRL"), The Carroll Foundation, Pamela C. Crigler, Gage Partnership, Ltd., a Colorado limited partnership ("Gage Ltd."), Gage Partnership 1989, Ltd., a Colorado limited partnership ("Gage 1989"), Gage Partnership 1990, Ltd., a Colorado limited partnership ("Gage 1990"), Gage Partnership 1991, Ltd., a Colorado limited partnership ("Gage 1991"), Z Liquidation Corporation, an Illinois corporation, LeWa Company, an Illinois corporation ("LeWa"), Amelia M. Carroll, Arthur R. Miller, Brooke H. Johnson, WEC Partnership, Ltd., a Colorado partnership, and SIS Partnership, Ltd., a Colorado partnership, pursuant to a Joint 13D Filing Agreement dated as of September 1, 1992, as amended (collectively, the "Reporting Persons").

                        Page 2 of 4 Pages

Item 2.   Identity and Background

          Item 2 is hereby amended as follows:

          Lelia H. Carroll, the Marital Trust Created Under the Will of Wallace E. Carroll and The Wallace E. Carroll Estate (collectively, the "Former Reporting Persons") have ceased to be Reporting Persons for purposes of this Amended Statement. However, all Shares previously reported as directly owned by such Former Reporting Persons remain subject to the Stock Purchase Agreement by and among various Carroll Family members and entities, as previously described under Item 6 of this statement.

Item 4.   Purpose of Transaction

          Item 4 is hereby amended as follows:

          For individual tax planning purposes in connection with the Company's special cash dividend previously reported under this Item 4, Wallace E. Carroll, Jr. and Lelia Carroll each intend to sell 45,050 Shares on the New York Stock Exchange prior to the close of business on July 22, 1994.

Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby amended as follows:

          (a) As a result of the matters reported under Item 2 above and after giving effect to the proposed sales reported under Item 4 above, the Reporting Persons will beneficially own in the aggregate 4,293,056 Shares or approximately 47.6% of the outstanding Shares.

                        Page 3 of 4 Pages

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 19, 1994



                             By:  /s/ Philip E. Johnson
                             ___________________________________
                             Philip E. Johnson, signing in his
                             individual capacity and as
                             attorney-in-fact for the Reporting
                             Persons.

                        Page 4 of 4 Pages